UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number  ___________

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: December 31, 1997

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

                                  Eurotech, Ltd
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                        1101 30th Street, N.W. Suite 500
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            Address of Principal Executive Office (Street and Number)

                            Washington, DC 20007-3772
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                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| |   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Securities and Exchange Commission (the "SEC") is currently reviewing amendments made to the Registrant's Form S-1 Registration Statement under the Securities Act of 1933 ("Form S-1"). The Registrant filed its amended Form S-1 with the SEC on March 19, 1998 and the Registrant reasonably expects to receive any further comments from the SEC pertaining to its Form S-1 within two (2) weeks time. The Registrant believes that the public interest in disclosure is served by, if possible, incorporating its responses to any further SEC comments into the Form 10-K so that the information and disclosures contained in its Form 10-K are as current and complete as possible at the time it is filed.

      Because the Registrant is awaiting further comments, if any, from the SEC, the inability to timely file its Form 10-K could not be eliminated. Since the amendment to the Registrant's Form S-1 contains substantially the same information and disclosures (including the Registrant's audited financial statements as of December 31, 1997) as would be contained in its Report on Form 10-K, an extension of the time in which to file its Report on Form 10-K will not deprive the public of any material information regarding the Registrant. The Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Peter Gulko                                 (202)          625-4382
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     (Name)                                     (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  Eurotech, Ltd
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 1, 1998                  By   /s/ Peter Gulko
      --------------                       ---------------
                                      Name:  Peter Gulko

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)